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                                                                    Exhibit 4(h)
                                RENEWAL OPTION:
                              BONUS CREDIT RIDER

The Renewal Option: Bonus Credit Rider is made a part of the Contract to which it is attached (this Contract). As used in this form, the Renewal Option: Bonus Credit Rider will hereafter be referred to as "this Rider".

Right to Examine Rider. Within 10 days after the date this Rider is first received, it may be cancelled for any reason by delivering or mailing it to the Home Office of LNL. Upon cancellation, LNL will waive the new Contingent Deferred Sales Charges imposed under the terms of this Rider and will re-impose the prior Contingent Deferred Sales Charges, if any, which were waived under the terms of this Rider. Effective as of the date of cancellation, LNL will revoke any Bonus Credits which were paid into this Contract under the terms of this Rider; however, LNL will assume the risk of the investment loss, if any, proportionately attributable to those Bonus Credits. The Owner assumes all other investment risk attributable to the Variable Account during this 10 day Right to Examine Rider period. Effective as of the date of cancellation, LNL will also re-credit to this Contract the mortality and distribution expense risk charges proportionately attributable to those Bonus Credits.

This Rider is only in effect and is only applicable if: (1) the Owner of this Contract has elected to add this Rider to this Contract; and (2) the LNL Home Office has approved the addition of this Rider to this Contract. This Rider will become effective on the Valuation Date at the end of the Valuation Period during which the addition of this Rider to this Contract is approved by the LNL Home Office. This Rider may only be elected one time.

As used in this Rider, Renewal Amount means the account value of this Contract as of the date this Rider becomes effective.

The following two provisions shall be added to ARTICLE 1 (PURCHASE PAYMENTS) of this Contract:

     1.09 BONUS CREDIT

     The following shall occur on the Valuation Date the election of this Rider becomes effective:

     1) A Bonus Credit equal to 2.00% of the Renewal Amount will be paid into this Contract. The Bonus Credit will be paid only one time.

     2) The Bonus Credit will be allocated to the Variable sub-accounts and/or the fixed portion of this Contract in the same proportion as the Renewal Amount is allocated to the Variable sub-accounts and/or the fixed portion of this Contract.

     3)  The Bonus Credit is not considered a Purchase Payment.

     1.10 RENEWAL OPTION

     The following shall occur on the Valuation Date the election of this Rider becomes effective:

     1) For purposes of Section 2.11 (Surrender Option) of this Contract, the Renewal Amount will be considered a Purchase Payment and will be subject to a new Contingent Deferred Sales Charge according to the terms of this Contract.

     2) Contingent Deferred Sales Charges, if any, will be waived on all Purchase Payments made to this Contract before the effective date of this Rider.

The following language shall replace the third paragraph of Section 2.11 (SURRENDER OPTION) of this Contract:

     The Contingent Deferred Sales Charge does not apply to: (1) Purchase Payments made to this Contract prior to the effective date of this Rider;
     (2) surrender of this Contract as a result of the total and permanent disability of the Annuitant; (3) surrender of this Contract as a result of the death of the Annuitant, the Owner, or the Joint Owner (if there are two or more Joint Owners, this means the Joint Owner pre-designated for payment of the Death Benefit as defined in Section 2.13); or (4) annuitization of any Purchase Payment received more than 12 months prior to the Valuation Date the surrender value is applied to an Annuity Payment Option.

                  The Lincoln National Life Insurance Company

                        Nancy J. Alford, Vice President